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                                                                    EXHIBIT 99.1



                                                              Fair Disclosure
                                                           [English Translation]
                                                                 August 27, 2004

                            Others (Fair Disclosure)

1.   Type of Information:

-    Press release on the Company's acquisition of stakes in HanaroDream, Inc.

2.   Contents of Information:

HANARO TELECOM ACQUIRES A 57.02% STAKE IN HANARODREAM
     - Hanaro Telecom, Inc. ('Hanaro' or the 'Company') entered into agreements to purchase HanaroDream shares on August 27
     - The Company plans to nurture hanafos.com (www.hanafos.com) as an Internet portal that is dedicated to the retention of HanaFos subscribers.

On August 27, the Company signed agreements to purchase a 57.02% share in HanaroDream, Inc., an operator of Hanaro Telecom's portal, hanafos.com.

The Company entered into agreements with Dreamline Co., Ltd., Capital V Co., Ltd. and Wizard Soft Co., Ltd. to acquire their stakes in HanaroDream, which stood at 37.19%, 14.87% and 4.96% respectively. The move made Hanaro Telecom the largest shareholder of HanaroDream with a total of 57.02% stake.

An official at Hanaro Telecom said, "Through the purchase of HanaroDream shares, the Company will utilize the Internet portal in order to strengthen retention services for HanaFos customers and proactively develop new contents."



This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.